Exhibit 21.1

Subsidiaries of AuthenTec, Inc.
As of December 30, 2011

Name	Jurisdiction of Incorporation or Organization
UPEK, Inc.	Delaware
UPEK K.K.	Japan
UPEK (Bejing) Technology Co. Ltd.	China
UPEK Pte Ltd. (Singapore)	Singapore
AuthenTec K.K.	Japan
AuthenTec (Shanghai) Co., Ltd	China
Authentec BV	Netherlands
Authentec OY	Finland
Authentec Amsterdam BV	Netherlands
Authentec, Inc. Taiwan Branch	Taiwan
Authentec s.r.o.	Czech Republic